UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From                      to
Commission File Number 0-49992
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
AMERITRADE HOLDING CORPORATION ASSOCIATES 401(k) PROFIT SHARING PLAN
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
TD AMERITRADE HOLDING CORPORATION
4211 SOUTH 102nd STREET
OMAHA, NE 68127-1031

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006:

Form 5500, Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)	8
All schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of
Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005 and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
June 27, 2007

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
CASH	$14,786	$172,607
INVESTMENTS, at fair value (Notes 3 and 4)	142,575,593	150,072,645
EMPLOYER CONTRIBUTION RECEIVABLE	5,048,678	5,979,796
PARTICIPANT CONTRIBUTIONS RECEIVABLE	251,092	165,790
DUE FROM BROKERS	82,284	136,358

TOTAL ASSETS	147,972,433	156,527,196

LIABILITIES
DUE TO BROKERS	40,292	321,648

TOTAL LIABILITIES	40,292	321,648

NET ASSETS AVAILABLE FOR BENEFITS	$147,932,141	$156,205,548

The accompanying notes are an integral part of the financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS TO (SUBTRACTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (Note 3)	$(27,218,540)	$45,704,745
Dividend income	23,554,386	1,025,227
Interest income	388,200	372,857

Net investment income (loss)	(3,275,954)	47,102,829
Contributions:
Employer contributions	7,786,344	5,979,796
Participant contributions	10,205,632	7,849,647

	14,716,022	60,932,272

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to plan participants	22,630,498	19,472,982
Administrative fees (Notes 2 and 4)	358,931	292,992

	22,989,429	19,765,974

NET INCREASE (DECREASE)	(8,273,407)	41,166,298

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	156,205,548	115,039,250

End of year	$147,932,141	$156,205,548

The accompanying notes are an integral part of the financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
1.	DESCRIPTION OF PLAN

The following description of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution profit sharing and 401(k) plan covering employees of TD AMERITRADE Holding Corporation and its participating affiliated companies (collectively, the “Company”) who meet eligibility requirements. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions — Participants may contribute up to 75% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code. Effective January 1, 2006, employees of the Company who have not executed a written salary reduction agreement are subject to a default election in an amount equal to three percent of such employee’s compensation. Participants direct the investment of all contributions into various options offered by the Plan. In addition, participants may transfer fund balances between the various fund options, including Company common stock and self-directed brokerage accounts. Effective September 1, 2005, in the event participants do not direct the investment of their accounts, the Trustee, subject to guidelines it establishes and applies in a uniform nondiscriminatory manner, shall invest such accounts on behalf of the participants. Effective April 1, 2006, the Company contributes to the Plan as a matching contribution 50% (65% for the period April 1, 2006 through December 31, 2006) of the participant’s contributions to the Plan that do not exceed 6% of the participant’s compensation. The Company also makes discretionary contributions to the Plan. Effective January 1, 2006, highly compensated employees who are participants in the Ameritrade Holding Corporation 2002 Management Incentive Plan, or its successor plan or plans, shall not be eligible to receive Company matching or discretionary contributions.

Participant Accounts — Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company matching contribution, the Company discretionary contribution (if any), an allocation of forfeitures (if applicable) and an allocation of the Plan’s earnings or losses, and charged with an allocation of administrative fees, provided however, that forfeitures are first used to pay administrative fees and any excess fees are then charged to participant accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Company contributions and earnings or losses thereon vest 20% after the first year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after five years of service. Participants immediately vest in their contributions plus actual earnings or losses thereon.

Participant Loans — Participants may borrow from their Plan accounts the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years except for loans used to acquire a principal residence, for which the repayment period may exceed five years.

Payment of Benefits — On termination of service, a participant may elect to receive either a lump-sum payment or installment payments.

Forfeited Accounts — Forfeitures are first used to reinstate prior forfeitures for former employees who return to employment with the Company, then to pay the Plan’s administrative expenses and lastly to supplement the Company’s contributions. In addition to the Company contributions, forfeitures of $2,830,820 and $1,621,343 were allocated to participant accounts for the years ended December 31, 2006 and 2005, respectively. As of December 31, 2006 and 2005, unallocated forfeitures of $2,815,614 and $1,631,921, respectively, were included in investments and were available to pay Plan administrative expenses and supplement Company contributions in the subsequent year. In addition, as of December 31, 2006, unallocated forfeitures of $3,623,211 were included in investments and may be available to pay Plan administrative expenses and supplement Company contributions for years 2007 through 2011, if not previously used to reinstate prior forfeitures for former employees who have returned to employment with the Company.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

Investment Valuation — Investments are valued as follows:
•	TD AMERITRADE Holding Corporation Common Stock — The common stock is stated at fair value as determined by quoted market prices.

•	Mutual Funds — Mutual funds are stated at fair value as determined by quoted net asset value.

•	Self-directed Accounts — Investments in self-directed accounts are stated at fair value as determined by quoted market prices and quoted net asset values of the investments held therein.

•	Participant Loans — Loans to participants are carried at the principal amount outstanding, which approximates fair value.
Income Recognition — Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Administrative Costs — The Company pays certain administrative costs for the Plan. Only costs paid by the Plan are reflected in the Plan’s financial statements.

Payment of Benefits — Benefits are recorded when paid.

3.	INVESTMENTS

The following table presents individual investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2006	2005
Investments at fair value as determined by quoted market price:
TD AMERITRADE Holding Corporation common stock	$74,516,084	$94,717,152
During 2006 and 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value, as follows:

	2006	2005
Net change in fair value:
TD AMERITRADE Holding Corporation common stock	$(31,056,949)	$44,371,735
Mutual funds	2,978,353	1,213,387
Self-directed brokerage accounts	860,056	119,623

Net appreciation (depreciation) in fair value of investments	$(27,218,540)	$45,704,745

The net change in fair value for the self-directed brokerage accounts during 2005 was reclassified as a separate line item to conform to the current year presentation.

4.	PARTIES-IN-INTEREST

The Plan holds shares of TD AMERITRADE Holding Corporation common stock. TD AMERITRADE Holding Corporation is the parent of TD AMERITRADE Online Holdings Corp. (“TDAOH”), the Plan sponsor. Prior to April 2006, Ameritrade, Inc. (presently known as TD AMERITRADE Clearing, Inc.), a wholly owned subsidiary of TD AMERITRADE Holding Corporation, acted as the broker for the Plan’s self-directed brokerage accounts. In April 2006, Ameritrade, Inc. transferred its introducing broker/dealer business to TD AMERITRADE, Inc., a wholly owned subsidiary of TD AMERITRADE Holding Corporation. TD AMERITRADE, Inc. became the introducing broker for the Plan’s self-directed brokerage accounts. Administrative and recordkeeping fees of $371,448 and $306,092 were paid to Intrust Bank, N.A. in 2006 and 2005, respectively. Intrust Bank, N.A. is the discretionary trustee as defined by the Plan. These transactions qualify as party-in-interest transactions.

At December 31, 2006, the Plan held 4,605,444 shares of common stock of TD AMERITRADE Holding Corporation with a cost basis of $46,043,892.

5.	TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service, dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6.	SUBSEQUENT EVENT

On June 26, 2007, the TDAOH Board of Directors approved the merger of the TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan into the Plan. The merger will become effective on or about July 17, 2007.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401 (k) PROFIT SHARING PLAN
(Employer Identification Number 47-0642657, Plan No. 001)
SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2006

Column B	Column C	Column E
	Description of Investment
	Including Collateral,
Identity of Issue, Borrower,	Rate of Interest, Maturity	Current
Lessor or Similar Party	Date, Par or Maturity Value	Value

TD AMERITRADE Holding Corporation*	Common stock, 4,605,444 shares	$74,516,084
TD AMERITRADE Clearing, Inc.*	Self-directed brokerage accounts (comprised of various self-directed investments)	13,620,939
American Beacon Funds	American Beacon International Equity Index Fund, 275,791 shares	3,519,093
American Beacon Funds	American Beacon Select Money Market Fund, 4,885,167 shares	4,885,167
American Beacon Funds	American Beacon Small Cap Value Fund, 188,201 shares	4,070,786
American Independence Funds	American Independence Stock Fund, 285,896 shares	4,405,651
Federated Investors, Inc.	Federated Max Cap Institutional Fund, 266,699 shares	6,952,830
Federated Investors, Inc.	Federated Ultrashort Bond Fund, 36,350 shares	340,965
Goldman Sachs	Goldman Sachs Mid Cap Value Fund, 62,824 shares	2,444,465
American Independence Funds	Nestegg 2010 Fund, 43,802 shares	441,526
American Independence Funds	Nestegg 2015 Fund, 42,685 shares	436,244
American Independence Funds	Nestegg 2020 Fund, 111,025 shares	1,199,074
American Independence Funds	Nestegg 2030 Fund, 189,425 shares	1,956,758
American Independence Funds	Nestegg 2040 Fund, 187,908 shares	1,993,708
Pacific Investment Management Co.	PIMCO Total Return Fund, 302,452 shares	3,139,456
Franklin Resources, Inc.	Templeton Institutional Emerging Markets Fund, 255,297 shares	5,325,494
T. Rowe Price	T. Rowe Price Growth Stock Fund, 45,528 shares	1,440,056
Turner Investment Partners	Turner Mid Cap Growth Fund, 234,747 shares	6,856,974
The Vanguard Group, Inc.	Vanguard Explorer Fund Admiral, 35,309 shares	2,455,396
Loans to Participants*	Maturing from January 2007 to November 2021, interest range: 5.00% to 9.5%	2,574,927

		$142,575,593

*	Represents a party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan Employee Benefit Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

Date: June 28, 2007	By:	/s/ WILLIAM J. GERBER
William J. Gerber
TD AMERITRADE Holding Corporation Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP